FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 7 November 2003

                      CRH Directors/Secretary's Shareholdings


                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure:   Directors/Secretary's Shareholdings dated 7 November 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     Brian G. Hill

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Brian G. Hill

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary


     Scrip Dividend

7.   Number of shares/ amount of stock acquired

     1,981

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR16.22

13.  Date of transaction

     07.11.03

14.  Date company informed

     07.11.03

15.  Total holding following this notification

     393,811

16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 22. Total number of shares or debentures over which options held following this notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Secretary


Date of notification 7th November 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director/secretary

     Angela Malone

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Secretary

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Angela Malone                              18,904
     AC Employee Benefit Trustees Limited        1,870

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Scrip Dividend

7.   Number of shares/amount of stock acquired

     85

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR16.22

13.  Date of transaction

     07.11.03

14.  Date company informed

     07.11.03

15.  Total holding following this notification

     20,774

16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 22. Total number of shares or debentures over which options held following this notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Secretary


Date of notification 7th November 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     Patrick J. Molloy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Patrick J. Molloy

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Scrip Dividend

7.   Number of shares/amount of stock acquired

     32

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR16.22

13.  Date of transaction

     07.11.03

14.  Date company informed

     07.11.03

15.  Total holding following this notification

     7,893

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 22. Total number of shares or debentures over which options held following this notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Secretary


Date of notification 7th November 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     Kieran McGowan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Kieran McGowan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Scrip Dividend

7.   Number of shares/amount of stock acquired

     17

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR16.22

13.  Date of transaction

     07.11.03

14.  Date company informed

     07.11.03

15.  Total holding following this notification

     4,149

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 22. Total number of shares or debentures over which options held following this notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Secretary


Date of notification 7th November 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     Anthony O'Brien

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Anthony O'Brien

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Scrip Dividend

7.   Number of shares/amount of stock acquired

     11

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR16.22

13.  Date of transaction

     07.11.03

14.  Date company informed

     07.11.03

15.  Total holding following this notification

     2,496

16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 22. Total number of shares or debentures over which options held following this notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Secretary



Date of notification 7th November 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     Wilhelmus P. Roef

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Wilhelmus P. Roef

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Scrip Dividend

7.   Number of shares/amount of stock acquired

     8

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR16.22

13.  Date of transaction

     07.11.03

14.  Date company informed

     07.11.03

15.  Total holding following this notification

     1,417

16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 22. Total number of shares or debentures over which options held following this notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Secretary



Date of notification 7th November 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     David M. Kennedy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     David M. Kennedy                           51,748
     Una E. Kennedy                              2,722
     David M. Kennedy & Patricia Kennedy         9,250

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Director & Spouse

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Scrip Dividend

7.   Number of shares/amount of stock acquired

     220

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR16.22

13.  Date of transaction

     07.11.03

14.  Date company informed

     07.11.03

15.  Total holding following this notification

     - Director/Spouse 54,470
     - as Trustee 9,250

16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 22. Total number of shares or debentures over which options held following this notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Secretary



Date of notification 7th November 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     William I. O'Mahony

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     William I. O'Mahony 210,437
     Arnolda L. O'Mahony 242,057
     AC Employee Benefit Trustees Limited 2,433

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Director

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Scrip Dividend

7.   Number of shares/amount of stock acquired

     10

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR16.22

13.  Date of transaction

     07.11.03

14.  Date company informed

     07.11.03

15.  Total holding following this notification

     454,927

16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 22. Total number of shares or debentures over which options held following this notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Secretary



Date of notification 7th November 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc

2.   Name of director

     John L. Wittstock

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     John L. Wittstock

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Scrip Dividend

7.   Number of shares/amount of stock acquired

     282

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     EUR16.22

13.  Date of transaction

     07.11.03

14.  Date company informed

     07.11.03

15.  Total holding following this notification

     55,996

16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 22. Total number of shares or debentures over which options held following this notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Secretary



Date of notification 7th November 2003

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)




Date:   7 November 2003



                                          By: ___/s/ M. P. Lee___

                                                     M. P. Lee
                                                     Finance Director Designate